                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                              (Amendment No. 2 )*
                                   ---------

                                 eGlobe, Inc.
                       (f/k/a Executive Telecard, Ltd.)
           --------------------------------------------------------
                                (Name of Issuer)

                        Common Stock, $0.001 par value
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  301601101
           --------------------------------------------------------
                                (CUSIP Number)

James Pleasant, 1601 Elm Street, Suite 3000, Dallas, Texas 75201, (214) 999-3000
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               November 5, 1999
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), Section 240.13d-1(f) or Section 240.13d-1(g), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of  4  Pages
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CUSIP No. 301601101                   13D                 Page  2  of  4  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Gladys M. Jensen
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC; OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                  / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               8,917,044
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  -0-
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  8,917,044
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     8,917,044
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*   / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     30.9%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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CUSIP NO. 301601101                                       Page  3  of  4  Pages
                                                               ---    ---

ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D (this "Filing") relates to the Common Stock, $0.001 par value ("eGlobe Common Stock"), and voting and other contractual rights relating thereto, of eGlobe, Inc., a Delaware corporation (the "Company"), which has its principal executive offices located at 1250 24th Street N.W., Suite 725, Washington, D.C. 20037. The purpose of this Filing is to reflect the beneficial ownership of eGlobe Common Stock by Gladys M. Jensen.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)   Gladys M. Jensen ("Ms. Jensen")
         (b)   850 Cannon, Suite 200, Hurst, Texas 76054
         (c)   Executive Officer and controlling member of EXTL Investors, LLC.
         (d) Ms. Jensen has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
         (e) Ms. Jensen has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
         (f)   Ms. Jensen is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As the Executive Officer and controlling member of EXTL Investors, LLC ("EXTL") and on behalf of EXTL, Ms. Jensen purchased 3,000,000 shares of eGlobe Common Stock from Ronald L. Jensen on May 12, 1999, with a $7,500,000 promissory note. EXTL received warrants from the Company, which are exercisable as of April 9, 1999, to purchase 500,000 shares of eGlobe Common Stock for $.01 per share in connection with a loan made to the Company by EXTL. As of February 16, 1999, EXTL purchased 50 shares of eGlobe 8% Series E Cumulative Convertible Redeemable Preferred Stock (the "Series E Preferred Stock") for $100,000 per share. The Series E Preferred Stock is immediately convertible into 2,352,941 shares of eGlobe Common Stock. In connection with the purchase of the Series E Preferred Stock, EXTL received a warrant, which is exercisable as of April 17, 1999, to purchase from the Company 1,000,000 shares of eGlobe Common Stock for a pro rata amount of $2.125 per share for 723,000 shares and $.01 per share for 277,000 shares.

         As of June 30, 1999, and as the Executive Officer and controlling member of EXTL and on behalf of EXTL, Ms. Jensen sold and assigned 500,000 warrants associated with a loan made to the Company by EXTL to Jami Jensen, Julie Jensen, Janet Jensen, James Jensen and Jeffrey Jensen.

         As of November 5, 1999, and as the Executive Officer and controlling member of EXTL and on behalf of EXTL, Ms. Jensen converted $4,000,000 of that certain Note, dated as of June 30, 1999, in the original principal amount of $20,000,000 made by eGlobe Financing Corporation and payable to the order of EXTL, into 40 shares of Series J Convertible Cumulative Preferred Stock (the "Series J Preferred Stock"). The Series J Preferred Stock is immediately convertible into 2,564,103 shares of eGlobe Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION

         The person signing this Filing does not have any specific plans or proposals which relate to or would result in any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company; any change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of securities of the Company becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any action similar to any of those

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CUSIP NO. 301601101                                       Page  4  of  4  Pages
                                                               ---    ---

enumerated above; but such persons reserve the right to propose or undertake or participate in any of the foregoing actions in the future.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Ms. Jensen is deemed to beneficially own, as the Executive Officer and controlling member of EXTL, 8,917,044 shares of eGlobe Common Stock. Of those shares deemed to be beneficially owned by Ms. Jensen, all shares were purchased with working capital of EXTL or with a promissory note from EXTL.

         The percentage calculations are based upon 22,943,541 shares of eGlobe Common Stock outstanding on November 1, 1999, as reported in the Company's most recent Quarterly Report on Form 10-Q, filed November 16, 1999.

         (b) Ms. Jensen may be deemed to have sole voting and dispositive power over 8,917,044 shares of eGlobe Common Stock.

         (c)None.

         (d) None.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.

                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       January 10, 2000
                                       ----------------------------------------
                                       (Date)

                                       /s/ Gladys M. Jensen
                                       ----------------------------------------
                                       (Signature)

                                       Gladys M. Jensen
                                       ----------------------------------------
                                       (Name/Title)